CIBC EXPECTS STRONG THIRD QUARTER EARNINGS
TORONTO, August 13, 2007 — CIBC said today that its diluted earnings per share for the third quarter ended July 31, 2007, which will be announced on August 30, are expected to be approximately $2.30, compared with $1.86 for the third quarter ended July 31, 2006. These expected results are above previous analyst expectations.
CIBC’s expected third quarter results include good revenue, expense and loan loss performance in most business groups, as well as higher than normal gains on securities and credit derivative hedges, and reversals of litigation and income tax accruals.
CIBC’s expected third quarter results include mark-to-market write-downs, net of gains on related hedges, of approximately $290 million ($190 million after tax) in CIBC’s Structured Credit business, on collateralized debt obligations (CDO) and residential mortgage-backed securities (RMBS) related to the U.S. residential mortgage market.
“With the exception of our Structured Credit business we are pleased with our performance in the third quarter”, said President and CEO, Gerry McCaughey. “We had positive financial results in many areas which more than offset the Structured Credit write-downs.”
CIBC’s exposure to the U.S. residential mortgage market before write-downs is approximately US$1.7 billion (excluding exposure directly hedged with other counterparties). CIBC estimates that less than 60% of this exposure relates to underlying subprime mortgages, while the remainder is midprime and higher grade assets. The majority of the US$1.7 billion exposure continues to be AAA-rated, the highest rating category. The exposure has been mitigated by subprime index hedges of approximately US$300 million.
CIBC will report final third quarter results on Thursday, August 30 and hold a conference call on that day at 3:30 p.m.

Investor Relations: John Ferren @ 416-980-2088
Media Relations: Rob McLeod @ 416-980-3714

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make about certain CDO and RMBS holdings referred to in this press release, the U.S. residential mortgages market, as well as our earnings for the quarter ended July 31, 2007, our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for our quarter ended July 31, 2007, the 2007 fiscal year and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: continued volatility in the U.S. residential mortgage markets; creditworthiness of hedge counterparties; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of our sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this press release or other communications.